December 10, 2015

VIA HAND DELIVERY AND EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  Ingevity Corporation

Registration Statement on Form 10-12B

Filed October 06, 2015

File No. 001-37586

Dear Mr. Ingram,

On behalf of our client, Ingevity Corporation (“Ingevity” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 2, 2015, regarding the Company’s Registration Statement on Form 10 (File No. 001-37586) (the “Form 10”) filed on October 6, 2015. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 1 to the Form 10 (“Amendment No. 1”). For the Staff’s convenience, a copy of this letter, along

U.S. Securities and Exchange Commission

December 10, 2015

with a marked electronic copy of this Amendment No. 1, is being provided to show the revisions from the version of the Form 10 filed on October 6, 2015.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All page references in the responses set forth below shall refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 1.

Form 10-12B Filed October 6, 2015

General

1.	We note that you intend to provide significant additional information in amendments to the registration statement, such as the treatment of equity awards held by WestRock employees, additional disclosure of conditions subsequent to the distribution of stock, financing arrangements pertaining to the separation, board of directors nominees and compensation, executive officers and compensation, the compensation discussion and analysis, allocation of assets and liabilities, beneficial ownership of securities, contracts material to Ingevity’s operation, Ingevity’s Certificate of Incorporation and Bylaws and a description of indebtedness. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10. We will need adequate time to review the disclosures and may have additional comments.

Response:   The Company acknowledges the Staff’s comment and advises the Staff that it has endeavored to provide as much information as possible in this Amendment No. 1 as has been decided and is ready for public disclosure. The Company intends to provide any additional required information omitted from this Amendment No. 1 in subsequent amendments to the Information Statement.

2.	Please include interim financial statements for the period ended September 30, 2015. Please similarly update all financial information throughout your filing. See Rule 3-12(a) of Regulation S-X. Also, please address if and how the recent merger of MeadWestvaco Corporation and Rock-Tenn Company, completed on July 1, 2015, impacts your financial statements.

Response:   The Company acknowledges the Staff’s comments and has included the interim financial statements for the period ended September 30, 2015. The Company has also similarly updated all financial information throughout the filing for the period ended September 30, 2015. The impact of the recent merger of MeadWestvaco Corporation (“MWV”) and RockTenn Company is addressed on page F-12 of the Information Statement.

U.S. Securities and Exchange Commission

December 10, 2015

Information Statement filed as Exhibit 99.1

Summary, page 1

3.	Currently, your summary duplicates much of the information fully discussed elsewhere in your information statement, such as in your “Business” section. Specifically, we note that your summary is a near verbatim copy of pages 71 to 81. Please revise your summary to provide a brief overview of the key aspects of the filing.

Response:   In response to the Staff’s comment, the Information Statement has been revised to provide only a brief overview of the key aspects of the filing in the summary section.

4.	Please revise your presentations of non-GAAP measures on pages 1, 10, 24, 71, and 75 to present the most directly comparable GAAP measures with equal or greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

Response:   In response to the Staff’s comment, the Information Statement has been revised on pages 1, 6, 21, 73, and 77.

5.	On page 31 you disclose that one customer accounted for more than 10% of total sales for 2014. Pursuant to Item 101(c)(vii) of Regulation S-K, please provide the name of that customer and describe your relationship, including, if true, that this customer accounted for $20 million and $27 million of accounts receivable for FYs 2014 and 2013, respectively. In addition, please tell us what consideration you gave to filing any agreements with this customer as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Response:   In response to the Staff’s comment regarding the identity of the Company’s largest customer, the Flint Group, the Information Statement has been revised on page 28 and 29, 72, F-9 and F-10. With respect to the Staff’s request that it be disclosed on page 31 that the Flint Group accounted for $20 million and $27 million of accounts receivable for FYs 2014 and 2013, respectively, the Company respectfully disagrees that disclosure of the historical amount of accounts receivable attributable to its largest customer is required by Item(c)(vii) of Regulation S-K. The Company has, however, modified its disclosure on page 72 to clarify that the Company’s largest customer accounted for $20 million and $27 million of accounts receivable for FYs 2014 and 2013, respectively.

The Company carefully considered whether Item 601(b)(10) of Regulation S-K requires any of its commercial contracts to be filed as exhibits to the Form 10. All of the Company’s contracts with the Flint Group are purchase orders made in the ordinary course and the Company is not “substantially dependent” on any particular contract or purchase order with the Flint Group, nor does any contract with the Flint Group qualify under any of the other

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December 10, 2015

definitions of “material contract” provided under Item 601(b)(10) of Regulation S-K. Accordingly, the Company concluded that no material contract is required to be filed with respect to the Company’s relationship with the Flint Group.

Summary Historical and Pro Forma Financial Data, page 21

6.	Please enhance your disclosure here and on page 53 to provide cautionary disclosures that the non-GAAP measures you present may not be comparable to similarly titled measures used by other entities.

Response:   The Company acknowledges the Staff’s comments and has provided cautionary disclosures that the non-GAAP measures presented may not be comparable to similarly titled measures used by other entities on pages 18 and 53.

7.	Please present pro forma earnings per share here and on page 50. Also, based on your intention to incur long-term debt to pay a dividend to your parent prior to the separation, please present long-term debt on page 22.

Response:   In response to the Staff’s comment, the Information Statement has been revised on pages 17, 18 and 48. Additional disclosure regarding pro forma earnings per share will be provided in a subsequent amendment to the Information Statement once the distribution ratio has been determined.

Risk Factors, page 23

8.	We note Ingevity will conduct substantial overseas operations and numerous sections throughout the information statement highlight the importance of foreign exchange rates on your profitability. Please provide an independent risk factor discussing the possibility that fluctuations in currency exchange rates may negatively affect your profitability. See Item 503(c) of Regulation S-K.

Response:   In response to the Staff’s comment, the Information Statement has been revised on page 21.

Unaudited Pro Forma Combined Financial Statements, page 44

9.	We note that you have not completed your pro forma financial statements. We remind you that when you provide completed pro forma financial statements we will need sufficient time to review them and may have additional comments. We also remind you that you should disclose the nature and amount of each pro forma adjustment and provide sufficient information for a reader to understand how each adjustment was calculated. On a preliminary basis, please address the following:

U.S. Securities and Exchange Commission

December 10, 2015

•	Prepare and present both your annual and interim unaudited pro forma combined statements of operations as though the distribution occurred on January 1, 2014;

•	Disclose and discuss the specific nature of all assets and liabilities to be transferred that were not included in your historical financial statements and more fully explain why they were not included and why they are being transferred; and,

•	Disclose and discuss the terms of any material agreements with your parent that may impact your operations subsequent to the separation.

Response:   The Company acknowledges the Staff’s comment and has included unaudited pro forma combined financial statements beginning on page 44. The Company has presented both its annual and interim unaudited pro forma combined statements of operations as though the distribution occurred on January 1, 2014 and an unaudited pro forma combined balance sheet as of September 30, 2015 as though the distribution occurred on September 30, 2015. The notes to the unaudited pro forma combined balance sheet describe the transfer of assets and liabilities that were not included in the Company’s historical financial statements. The Company will disclose and discuss the terms of any material agreements with its parent as such agreements are finalized to the extent they have an impact on the unaudited pro forma financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity, page 51

Drivers of Demand and Key Factors Affecting Profitability, page 54

10.	We note your identification of key factors affecting demand and profitability by segment, as well as the identification of factors under the Segment Reviews beginning on page 59. Please expand your discussion in this section to provide analysis of how the factors cited have impacted results so that investors can discern how these material trends and uncertainties will have, or are reasonably likely to have, a material impact on your future results of operations. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:   In response to the Staff’s comment, the Information Statement has been revised on pages 54 and 55.

Results of Operations, page 55

U.S. Securities and Exchange Commission

December 10, 2015

11.	When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your selling, general and administrative expenses were impacted by higher commissions due to higher sales in pavement technologies, continued investments in sales and technical support capabilities, and investments in product development and innovation in 2014 as compared to 2013. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the reasons for fluctuations between all periods presented wherever possible.

Response:   In response to the Staff’s comment, the Information Statement has been revised beginning on page 55.

12.	Please revise your MD&A to disclose and discuss the reasons for changes in volume and price that impacted sales.

Response:   In response to the Staff’s comment, the Information Statement has been revised beginning on page 55.

13.	Please revise your MD&A to disclose and discuss changes in expenses as a percent of sales.

Response:    In response to the Staff’s comment, the Information Statement has been revised beginning on page 55.

Liquidity and Capital Resources, page 63

14.	We note that you have operations in multiple areas of the world. As such, please consider enhancing your liquidity disclosure to address the following, if material:

•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2014; and,

•	Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S., if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

U.S. Securities and Exchange Commission

December 10, 2015

Response:   The Company acknowledges the Staff’s comments and notes that Ingevity was part of a cash pooling arrangement in MWV and the cash balances only represent amounts that were legally in the name of Ingevity as of September 30, 2015 and are not a true depiction of the Company’s required liquidity position upon separation. We also direct the Staff to the Company’s revised disclosure on page 64.

Business, page 71

15.	Please provide the full disclosure of financial information about geographic areas that Item 101(d) of Regulation S-K requires.

Response:   In response to the Staff’s comment, the Information Statement has been revised on page 74 to include a cross-reference to additional information about the Company’s U.S. and foreign operations in Note O of Notes to the Combined Financial Statements on pages F-22 to F-23.

Financial Statements

General

16.	You include disclosures on pages 31 and 80 regarding a customer who represented more than ten percent of revenue for 2014. With reference to ASC 280-10-50-42, please disclose the total amount of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to your financial statements. Please also disclose the identity of the segment(s) that reports revenue derived from customer(s) who represented more than ten percent of revenue for each period presented.

Response:   In response to the Staff’s comment, the disclosures on pages F-9 and F-10 have been revised to disclose the total amount of revenue attributable to the Company’s largest customer and the segment that reports revenue derived from such customer.

Summary of Significant Accounting Policies, page F-8

Net Parent Investment, page F-9

17.	For each period presented, please present an analysis of your transactions with MeadWestvaco Corporation by providing a listing of the transactions, and, if applicable, average balances due to/from your parent as required by SAB Topic 1:B:1 question 4. Also, please reconcile your disclosure on page F-8 that allocated expenses from MWV are reflected in operating activities in the statements of cash flows with

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December 10, 2015

your disclosure here that transactions with MWV are reflected in financing activities in the statements of cash flows.

Response:   The Company acknowledges the Staff’s comment and advises the Staff that is it impracticable to present this information. MWV used a centralized approach to cash management and financing its operations with respect to all transactions between MWV and Ingevity. Accordingly, these transactions were deemed to be settled immediately through MWV’s net parent investment in Ingevity when the related transfer occurred.

With respect to the disclosure on page F-8 of the Information Statement, the Company acknowledges the Staff’s comments and has revised its disclosure. Allocated expenses are a component of net income in the Company’s Combined Statements of Operations and, therefore, a component of net cash provided (or used) in operating activities within the Company’s Combined Statement of Cash Flows. The settlement between Ingevity and its parent for expenses allocated to the Company are assumed to have occurred immediately. The net amounts settled appear as a financing activity within the Company’s Combined Statement of Cash Flows as a component of the Transactions with MWV, net.

Depreciation, page F-10

18.	The range of useful lives for your machinery and equipment of five to thirty years is very broad. Please consider breaking out the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range and disclosing the weighted average useful life.

Response:   In response to the Staff’s comment, the Information Statement has been revised on page F-10.

Note G. Allocated Costs and Related-Party Transactions, page F-15

19.	Since agreements with related parties are by definition not at arm’s length and may be changed at any time, please disclose, if practicable, management's estimate of what expenses would have been on a stand-alone basis for each period presented. If it is not practicable to provide such an estimate, please state that fact. Please similarly revise the interim financial statements. Refer to SAB Topic 1:B.1.

Response:   The Company is unable to provide additional financial statement disclosures to quantify the amount of expenses that it would have incurred during the historical periods on a stand-alone basis as it is not practicable to do so. The Company has, however, disclosed the effect of certain expected stand-alone expenses of the Company in the notes

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December 10, 2015

to the unaudited pro forma financial statements for the periods covered therein on page 47 of the Information Statement.

Note O. Segment information, page F-21

20.	Please explain to us how you considered ASC 280-10-50-40 in your determination that product line disclosures are not required. We note from your disclosures that you appear to sell products across multiple product lines.

Response:   The Company acknowledges the Staff’s comment and reviewed the guidance in ASC 280-10-50-40. The Company evaluates sales in a format consistent with its reportable segments: (1) Performance Chemicals, which includes specialty pine-based chemical co-products derived from the kraft pulping process and (2) Performance Materials, which includes wood-based, chemically activated carbon products. The manufacturing assets dedicated to these segments are multipurpose and are capable of manufacturing products of varying characteristics that can serve multiple customers within a respective segment.

Management’s evaluation of the business is conducted at the segment level as this is the level that most appropriately incorporates the results of all business decisions related to, among other things, (1) the need to market and sell all of the co-products resulting from the refining of CTO or sawdust, which co-products relate to various end uses, (2) utilization of the Company’s portfolio of manufacturing assets and (3) the dynamics of multiple end markets for the period being evaluated. Management does not evaluate the business solely at the product level and does not believe that this level of information is useful for understanding the business. Management believes that evaluating revenue by product or end use risks creating confusion about the way that the business actually operates and functions. Each segment operates as a portfolio of various end uses for the relevant raw material used in that segment (CTO for Performance Chemical and sawdust for Performance Materials). Business decisions are made and performance is generally measured based upon the total “mix” of end uses to which each raw material is being directed in the segment and, therefore, the Company believes the best way to report the business is at the segment, rather than product, level. The product line disclosures provided in the Information Statement are intended to provide investors with a plain English summary of the types of customized products in which Ingevity’s co-products are used. As a result of the breadth and diversity of these products, it is impracticable to provide revenue information by product line.

Note Q. Subsequent Events, page F-23

21.	Please enhance your disclosure here and on page F-36 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial

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December 10, 2015

statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response:   In response to the Staff’s comment, the Information Statement has been revised on pages F-24 and F-37.

Combined Interim Balance Sheets, page F-28

22.	Please reflect the intended dividend to your parent on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

Response:   The Company acknowledges the Staff’s comment and has included an estimate of the intended dividend to the Company’s parent in the pro forma balance sheet alongside its most recent historical balance sheet within the Unaudited Pro Forma Combined Financial Statements.

Exhibits, page 3

23.	We note that Ingevity intends to enter into financing arrangements prior to or concurrent with the separation. Please tell us whether you intend to file these arrangements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it intends to file its financing arrangements as exhibits to the Form 10 once the arrangements have been finalized.

*         *         *          *         *         *

In response to your request, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

December 10, 2015

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403–1163 or at fjstapleton@wlrk.com.

Sincerely yours,

/s/ Francis J. Stapleton, Esq.

Wachtell, Lipton, Rosen & Katz

Enclosures

CC:	Robert B. McIntosh, Esq.
Executive Vice President, General Counsel and Secretary, WestRock Company

Katherine Burgeson, Esq. General Counsel, Ingevity Corporation Gregory E. Ostling, Esq. Partner, Wachtell, Lipton, Rosen & Katz